DC

No ACT
P.E. 12-21-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07044057

February 7, 2007

Sara E. Gross Methner
Assistant General Counsel
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402-7020

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/7/2007

Re: Piper Jaffray Companies
Incoming letter dated December 21, 2006

Dear Ms. Gross Methner:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Piper Jaffray by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 2 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

1230245

PiperJaffray.

Piper Jaffray Companies
800 Nicollet Mall, Suite 800, Minneapolis, MN 55402-7020
612 303-6000 | 800 333-6000 | Fax: 612 303-1772

2006 DEC 27 AM 9: 11

BY OVERNIGHT EXPRESS MAIL

CORPORATION FINANCE

December 21, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-3010

Re: Shareholder Proposal Submitted to
Piper Jaffray Companies by Gerald R. Armstrong

Ladies and Gentlemen:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the intention of Piper Jaffray Companies (the "Company") to omit from our proxy statement for our 2007 annual meeting of shareholders (the "Proxy Materials") the proposal and supporting statement (the "2007 Armstrong Proposal") submitted to the Company by Gerald R. Armstrong, a holder of 93 shares of the Company's common stock (the "Proponent"). Copies of the 2007 Armstrong Proposal and accompanying cover letter dated November 10, 2006, are attached hereto as Appendix A.

We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if we omit the 2007 Armstrong Proposal from the Proxy Materials. The specific reasons why we believe omission of the 2007 Armstrong Proposal to be proper and the support for this conclusion are discussed below.

I. The 2007 Armstrong Proposal

The resolution portion of the 2007 Armstrong Proposal states: "That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

II. Background

Under the Company's current classified board structure, the Board of Directors is divided into three classes. Directors are elected to three-year terms, and each year only one class of directors stands for election. There are currently three Class I directors, whose terms end in 2007; two Class II directors, whose terms end in 2008; and two Class III directors, whose terms end in 2009.

The 2007 Armstrong Proposal is a non-binding resolution requesting that the Board of Directors take the steps necessary to declassify the Board. The Proponent submitted a similar resolution for consideration by our shareholders at our 2006 annual meeting (the

"2006 Armstrong Proposal") that was included in our definitive proxy materials filed on March 14, 2006, substantially in the form submitted. At the 2006 annual meeting, more than a majority of the shares voted were voted in favor of the 2006 Armstrong Proposal. In response to the passage of the 2006 Armstrong Proposal (which, like the 2007 Armstrong Proposal, is non-binding), the Company itself intends to submit a binding proposal to effect declassification of the Board of Directors for a vote of the shareholders at the Company's 2007 annual meeting (the "Company Proposal") and recommend that shareholders vote in favor of the Company proposal.

III. The 2007 Armstrong Proposal may be omitted under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

Rule 14a-8(i)(10) provides that a proposal may be omitted when a company has substantially implemented the proposal. According to the Commission, this exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Exchange Act Release No. 34-12598 (July 7, 1976).

The 2007 Armstrong Proposal requests that the Board of Directors "take those steps necessary" to declassify the Board. The Board is responding directly to this request (which was also the subject of the 2006 Armstrong Proposal) by submitting a proposal presenting precisely this issue to the shareholders for a binding vote. Specifically, the Company Proposal would recommend the amendment of the Company's certificate of incorporation to eliminate the classification of its directors and instead provide for the annual election of all directors. The Board of Directors would also adopt conforming changes to the Company's bylaws.

The Company's action in presenting the issue to shareholders, not merely for further guidance, but for a binding vote, is a required step in the process the Proponent has asked the Board to undertake. The Company Proposal will achieve the objectives of the 2007 Armstrong Proposal entirely if it is approved by the requisite shareholder vote. Therefore, presentation of the Company Proposal constitutes substantial implementation of the 2007 Armstrong Proposal.

The Staff has applied the Rule 14a-8(i)(10) exclusion in a situation that is substantially similar to the one faced by the Company, and which involved the Proponent. See *KeyCorp* (Mar. 13, 2002). In *KeyCorp*, the Staff permitted the exclusion of a shareholder proposal requesting that KeyCorp's board "take those steps necessary" to require the annual election of directors, where KeyCorp indicated that it would include a management proposal on the same subject in its proxy materials for the upcoming annual meeting. KeyCorp argued that it had substantially implemented the proposal by taking the necessary steps to present its own proposal on the same issue to shareholders for a binding vote. The Staff concurred that the proposal could be excluded pursuant to Rule 14a-8(i)(10), noting in particular that the company was required to obtain shareholder approval in order to declassify the board and that shareholders would be provided the opportunity to give that approval at the company's next annual meeting. The Company's argument for exclusion is even more compelling than KeyCorp's because, while KeyCorp management made a recommendation AGAINST the proposal it submitted, the Board here will be making a recommendation IN FAVOR of the Company Proposal.

IV. Conclusion

We request the concurrence of the Staff that it will not recommend enforcement action if, for the reasons set forth above, we omit from our Proxy Materials the 2007 Armstrong Proposal. By copy of this letter, we also are notifying the Proponent of our intention to omit the 2007 Armstrong Proposal from our Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachment to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope.

We expect to file our definitive Proxy Materials with the Commission on or about March 16, 2007. Accordingly, this letter is being submitted no later than 80 calendar days before we file our definitive Proxy Materials with the Commission.

If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned or James L. Chosy at 612-303-0582 with any questions or comments regarding the foregoing.

Very truly yours,

Sara E. Gross Methner
Assistant General Counsel
612-303-6037 (telephone)
612-303-1772 (fax)

Attachment – Appendix A

cc: Mr. Gerald R. Armstrong
Mr. James L. Chosy

APPENDIX A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 10, 2006

PIPER JAFFRAY COMPANIES
Attention: James L. Chosy, Secretary
800 Nicollet Mall, Suite 800
Mail Stop JO9NO5
Minneapolis, Minnesota 55402

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of PIPER JAFFRAY COMPANIES, at the coming annual meeting in 2007, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 68 shares in my own name and 25 shares owned in an individual retirement account, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if managmenet intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7004 2510 0004 8299 0395

RESOLUTION

That the shareholders of PIPER JAFFRAY COMPANIES request its Board of Directors to take those steps necessary to eliminate the classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

In the annual meeting last year, 10,731,171 shares--more than 72% of the shares voted--and worth $758,157,231.15 on the date of the meeting, were voted in favor of this proposal; however, our Board of Directors has failed to recognize their wishes.

For the annual meeting in 2005, the proposal, although properly submitted, was omitted by management from the proxy statement.

The proponent believes the election of directors is the strongest way for shareholders to influence corporate governance policies and to hold management accountable for its conduct. Currently, the board of PIPER JAFFRAY is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

The proponent believes, too, that electing directors annually will help ensure that PIPER JAFFRAY is managed in the best interests of its shareholders. A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February 2003) looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual elections) and firm value, although the study did not break out the impact of individual governance practices.

The concern expressed by management that annual election of all directors could leave it without experienced directors is unfounded. In the event that shareholders vote to replace all directors, this decision would express dissatisfaction with the incumbent directors and would reflect the need for change.

If you agree, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Piper Jaffray Companies
Incoming letter dated December 21, 2006

The proposal requests that the board take the necessary steps to eliminate the classification of terms for its board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that Piper Jaffray may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Piper Jaffray must receive shareholder approval in order to provide for the annual election of directors and that Piper Jaffray will provide shareholders at Piper Jaffray's 2007 Annual Meeting with an opportunity to approve an amendment to its certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if Piper Jaffray omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel

END